September 28, 2015

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Scott Anderegg

Re:	Artec Global Media, Inc.
Preliminary Information Statement (Schedule 14C), filed on September 11, 2015 Definitive Information Statement (Schedule 14C), filed on September 21, 2015

Ladies and Gentlemen:

We are writing in response to the comment received by phone from Mr. Scott Anderegg of the staff (the “Staff”) of the U.S. Securities and Exchange Commission relating to (i) the Preliminary Information Statement (Schedule 14C), filed on September 11, 2015 by Artec Global Media, Inc. (the “Company”), and (ii) the related Definitive Information Statement (Schedule 14C), filed on September 21, 2015 by the Company. In response to the comment received from the Staff, an amended Definitive Information Statement (DEFR 14C), which is responsive to the Staff’s comment, is being filed concurrently herewith. Presented below is the comment received from the Staff and an explanation of our response thereto.

1.

Please affirmatively disclose whether you have any plans, proposals or arrangements to enter into a merger, consolidation, acquisition or similar business transaction. If such plans or intentions exist, please provide the disclosure required by Schedule 14A, including items 11, 13 and 14, as appropriate.

In response to the Staff’s comment, the Company has amended its disclosure under the heading “Additional Information Regarding the Amendment – Purpose” by adding the following disclosure as a second paragraph under that heading:

“The Company, in the ordinary course of business, considers various possible means and strategies to expand its business, which may include, among other things, possible acquisitions of complementary businesses and other businesses. Although the Company has engaged in preliminary discussions with third parties in this regard, at the present time, the Company has not entered into any definitive agreement with any person or entity that entails any contemplated merger, consolidation, acquisition or similar business transaction, and there are no assurances that the Company will enter into any such transaction. The increase in the number of authorized shares of capital stock of the Company as described in this Information Statement is for the purpose of addressing obligations under existing convertible notes issued by the Company and for other corporate purposes generally, as described in the preceding paragraph, rather for any specific contemplated transaction(s).”

U.S. Securities and Exchange Commission

September 28, 2015

If the Staff has any questions regarding the amended Definitive Information Statement (DEFR 14C) or otherwise, please do not hesitate to contact me at (844) 505-2285 or our outside counsel, Alan Ederer of Westerman Ball Ederer Miller Zucker & Sharfstein, LLP, at (516) 622-9200.

Very truly yours,

By:	/s/ Caleb Wickman
Caleb Wickman
President and Treasurer, and
Member of the Board of Directors
Artec Global Media, Inc.